Exhibit 99.1

Lifezone Metals Announces Voting Results from its
2024 Annual General Meeting

June 21, 2024

Douglas, Isle of Man – Lifezone Metals Limited (NYSE: LZM) announces the results of voting by shareholders at its 2024 Annual General Meeting (the “AGM”) held today in the Isle of Man.

The ordinary resolutions below were passed by shareholders, with voting results as follows:

Ordinary Resolutions	For	% For	Against	% Against	Abstain	% Abstain
To receive the Company’s accounts for the financial year ended December 31, 2023	60,456,134	100.00%	0	0.00%	264	0.00%
To re-elect John Dowd as a Class I Director of the Company	60,375,930	99.87%	79,177	0.13%	1,291	0.00%
To re-elect Govind Friedland as a Class I Director of the Company	59,713,208	98.77%	79,319	0.13%	663,871	1.10%
To re-elect Ambassador Mwanaidi Maajar as a Class I Director of the Company	60,314,469	99.77%	81,886	0.14%	60,043	0.10%

A total of 60,456,398 or 75.57% of Lifezone Metals Ordinary Shares outstanding were represented at the AGM.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

Media Enquiries David Petrie Manager: Corporate Communications david.petrie@lifezonemetals.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer the potential for lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion in Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

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